Exhibit 99.a

FOR IMMEDIATE RELEASE	January 19, 2006

NOVA Chemicals announces closure of Chesapeake, Virginia, site

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced it plans to close its Chesapeake, Virginia, site in 2006.  The plant has solid polystyrene production capacity of 300 million pounds (136 kilotonnes) per year and compounding capability of 170 million pounds (77 kilotonnes) per year.

“We continue to drive cost improvements in our Styrenics business as aggressively as possible.  We were able to take this step because upgrades to the Performance Products operations at our Belpre, Ohio, site freed up capacity at other locations,” said Chris Pappas, President of NOVA Chemicals’ Styrenics business.  “We remain firmly committed to ZYLAR® and our other compounded products and plan to identify production alternatives in 2006.  We will also work to make this transition seamless for our customers and as successful as possible for our affected employees.”

NOVA Chemicals also announced the intent to close its Chesapeake Technology Center and consolidate its U.S. Styrenics Technology organization at the company’s Beaver Valley site in Monaca, Pennsylvania, in 2006.

The closures are expected to reduce costs by approximately $15 million per year and will also have the benefit of reducing working capital requirements.  NOVA Chemicals will take a non-cash, after-tax charge of approximately U.S. $46 million in the fourth quarter of 2005 due to the Chesapeake closure.  Additional closure costs of approximately U.S. $10 million after-tax will be accrued during the first quarter of 2006.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products.  NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.  Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel:  +1 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: +1 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information

The information in this news release contains forward-looking statements, including but not limited to statements concerning expected reductions in fixed costs and working capital due to the planned closure of NOVA Chemicals’ Chesapeake, Virginia site and statements concerning expected closure costs.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: operating costs; uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; the impact of competition; changes in customer demand; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

ZYLAR®  is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.; authorized use/utilisation autorisée.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.